SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            GLEASON CORPORATION
     -----------------------------------------------------------------
                              (Name of Issuer)

                       COMMON STOCK, PAR VALUE $1.00
  ----------------------------------------------------------------------
                       (Title of Class of Securities)

                                 377339106
                               (CUSIP Number)

James S. Gleason                         Torque Acquisition Co., L.L.C.
Gleason Corporation                      c/o Vestar Capital Partners IV, L.P.
1000 University Avenue                   245 Park Avenue, 41st Floor
Rochester, New York 14692                New York, New York 10167
(716) 473-1000                           (212) 351-1600
----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  COPY TO:
                            Blaine V. Fogg, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                             NOVEMBER 29, 1999
     ----------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on following pages)
                            (Page 1 of 29 Pages)




CUSIP NO. 377339106                         13D              PAGE 2 OF 29 PAGES



1.       NAMES OF REPORTING PERSONS
         James S. Gleason
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X|
                                                                        (b) |_|
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
              |-|
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

    NUMBER OF      7.     SOLE VOTING POWER
     SHARES               403,9421
  BENEFICIALLY
    OWNED BY       8.     SHARED VOTING POWER
      EACH                0
    REPORTING
   PERSON WITH     9.     SOLE DISPOSITIVE POWER
                          403,9421

                   10.    SHARED DISPOSITIVE POWER
                          0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        403,9421

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                        |_|

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.1%

14.     TYPE OF REPORTING PERSON
        IN

--------

     1Includes 286,800 shares issuable upon the exercise of presently exercisable options.



CUSIP NO. 377339106                    13D                   PAGE 3 OF 29 PAGES


1.       NAMES OF REPORTING PERSONS
         Janis F. Gleason
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |X|
                                                                      (b) |_|
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |-|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

    NUMBER OF      7.     SOLE VOTING POWER
     SHARES               19,190
  BENEFICIALLY
    OWNED BY       8.     SHARED VOTING POWER
      EACH                0
    REPORTING
   PERSON WITH     9.     SOLE DISPOSITIVE POWER
                          19,190

                   10.    SHARED DISPOSITIVE POWER
                          0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        19,190

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                            |_|

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.2%

14.     TYPE OF REPORTING PERSON
        IN



CUSIP NO. 377339106              13D                      PAGE 4 OF 29 PAGES


1.       NAMES OF REPORTING PERSONS
         John J. Perrotti
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |X|
                                                                      (b) |_|
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |-|
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

    NUMBER OF      7.     SOLE VOTING POWER
     SHARES               74,678.11
  BENEFICIALLY
    OWNED BY       8.     SHARED VOTING POWER
      EACH                0
    REPORTING
   PERSON WITH     9.     SOLE DISPOSITIVE POWER
                          74,678.11

                   10.    SHARED DISPOSITIVE POWER
                          0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        73,407.62

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                             |_|

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.8%

14.     TYPE OF REPORTING PERSON
        IN

--------
     1Includes (i) 1,270.6 shares beneficially owned by Mr. Perrotti's two minor children, as to which Mr. Perrotti is custodian under the New York Uniform Gift to Minors Act, and (ii) 60,000 shares issuable upon the exercise of presently exercisable options.

     2Includes 60,000 shares issuable upon the exercise of presently exercisable options.


CUSIP NO. 377339106                  13D                    PAGE 5 OF 29 PAGES


1.       NAMES OF REPORTING PERSONS
         Edward J. Pelta
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |X|
                                                                      (b) |_|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |-|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

    NUMBER OF      7.     SOLE VOTING POWER
     SHARES               17,7221
  BENEFICIALLY
    OWNED BY       8.     SHARED VOTING POWER
      EACH                0
    REPORTING
   PERSON WITH     9.     SOLE DISPOSITIVE POWER
                          17,7221

                   10.    SHARED DISPOSITIVE POWER
                          0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        17,7221

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                           |_|

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.2%

14.     TYPE OF REPORTING PERSON
        IN

--------
     1Includes 12,500 shares issuable upon the exercise of presently exercisable options.


CUSIP NO. 377339106               13D                     PAGE 6 OF 29 PAGES


1.       NAMES OF REPORTING PERSONS
         John W. Pysnack
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |X|
                                                                      (b) |_|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |-|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

    NUMBER OF      7.     SOLE VOTING POWER
     SHARES               22,6371
  BENEFICIALLY
    OWNED BY       8.     SHARED VOTING POWER
      EACH                0
    REPORTING
   PERSON WITH     9.     SOLE DISPOSITIVE POWER
                          22,6371

                   10.    SHARED DISPOSITIVE POWER
                          0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        22,6371

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                            |_|

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.2%

14.     TYPE OF REPORTING PERSON
        IN

--------
     1Includes 18,000 shares issuable upon the exercise of presently exercisable options.



CUSIP NO. 377339106               13D                 PAGE 7 OF 29 PAGES


1.       NAMES OF REPORTING PERSONS
         Gary J. Kimmet
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |X|
                                                                      (b) |_|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |-|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

    NUMBER OF      7.     SOLE VOTING POWER
     SHARES               31,6961
  BENEFICIALLY
    OWNED BY       8.     SHARED VOTING POWER
      EACH                0
    REPORTING
   PERSON WITH     9.     SOLE DISPOSITIVE POWER
                          31,6961

                   10.    SHARED DISPOSITIVE POWER
                          0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        31,6961

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                             |_|

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.3%

14.     TYPE OF REPORTING PERSON
        IN

--------
     1Includes 16,250 shares issuable upon the exercise of presently exercisable options.



CUSIP NO. 377339106                 13D                   PAGE 8 OF 29 PAGES


1.       NAMES OF REPORTING PERSONS
         David J. Burns
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
                                                                       (b) |_|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |-|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

    NUMBER OF      7.     SOLE VOTING POWER
     SHARES               99,0381
  BENEFICIALLY
    OWNED BY       8.     SHARED VOTING POWER
      EACH                0
    REPORTING
   PERSON WITH     9.     SOLE DISPOSITIVE POWER
                          99,0381

                   10.    SHARED DISPOSITIVE POWER
                          0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        99,0381

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                            |_|

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.0%

14.     TYPE OF REPORTING PERSON
        IN

--------
     1Includes 78,772 shares issuable upon the exercise of presently exercisable options.


CUSIP NO. 377339106             13D                    PAGE 9 OF 29 PAGES


1.       NAMES OF REPORTING PERSONS
         GST Exempt Trust for the benefit of James S. Gleason under Article Third (E) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         16-6366430

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |X|
                                                                      (b) |_|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |-|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

    NUMBER OF      7.     SOLE VOTING POWER
     SHARES               22,756
  BENEFICIALLY
    OWNED BY       8.     SHARED VOTING POWER
      EACH                0
    REPORTING
   PERSON WITH     9.     SOLE DISPOSITIVE POWER
                          22,756

                   10.    SHARED DISPOSITIVE POWER
                          0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        22,756

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                           |_|

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.2%

14.     TYPE OF REPORTING PERSON
        OO



CUSIP NO. 377339106              13D                PAGE 10 OF 29 PAGES


1.       NAMES OF REPORTING PERSONS
         Non Exempt Trust for the benefit of James S. Gleason under Article Third (F) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         16-6361362

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                    (b) |_|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |-|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

    NUMBER OF      7.     SOLE VOTING POWER
     SHARES               42,300
  BENEFICIALLY
    OWNED BY       8.     SHARED VOTING POWER
      EACH                0
    REPORTING
   PERSON WITH     9.     SOLE DISPOSITIVE POWER
                          42,300

                   10.    SHARED DISPOSITIVE POWER
                          0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        42,300

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                        |_|

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.4%

14.     TYPE OF REPORTING PERSON
        OO



CUSIP NO. 377339106               13D                 PAGE 11 OF 29 PAGES


1.       NAMES OF REPORTING PERSONS
         Torque Acquisition Co., L.L.C.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                     (b) |_|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |-|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

    NUMBER OF      7.     SOLE VOTING POWER
     SHARES               0
  BENEFICIALLY
    OWNED BY       8.     SHARED VOTING POWER
      EACH                0
    REPORTING
   PERSON WITH     9.     SOLE DISPOSITIVE POWER
                          0

                   10.    SHARED DISPOSITIVE POWER
                          0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        01

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                           |_|

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0%

14.     TYPE OF REPORTING PERSON
        OO

--------
     1Does not include shares which may be acquired by the Reporting Group pursuant to the Merger Agreement, subject to the condition therein. See Items 3 and 4 of this Schedule 13D.



ITEM 1. SECURITY AND ISSUER.

        The title of the class of equity securities to which this Report on
Schedule 13D relates is the common stock, par value $1.00 per share (the "Common Stock"), of Gleason Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1000 University Avenue, P.O. Box 22970, Rochester, New York 14692.

ITEM 2. IDENTITY AND BACKGROUND.

        This Schedule is being filed by: (i) James S. Gleason, whose principal occupation is Chairman of the Board of Directors and Chief Executive
Officer of the Company and its wholly-owned subsidiary, The Gleason Works ("GWR"); (ii) Janis F. Gleason, who currently does not have a principal occupation; (iii) David J. Burns, whose principal occupation is President and Chief Operating Officer of the Company and GWR; (iv) John J. Perrotti, whose principal occupation is Vice President - Finance and Treasurer of the Company and GWR; (v) Edward J. Pelta, whose principal occupation is Vice President, General Counsel and Secretary of the Company and GWR; (vi) John
W. Pysnack, whose principal occupation is Controller of the Company and
GWR; (vii) Gary J. Kimmet, whose principal occupation is Vice President, Worldwide Sales and Marketing, of GWR; (viii) the GST Exempt Trust for the benefit of James S. Gleason under Article Third (E) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason (the "GST Exempt Trust"), a trust formed under the laws of New York; (ix) the Non Exempt
Trust for the benefit of James S. Gleason under Article Third (F) of the
Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason (the
"Non Exempt Trust"), a trust formed under the laws of New York (the individuals and entities set forth in clauses (i) through (ix) above being hereinafter collectively referred to as the "Management Reporting
Persons"); and (x) Torque Acquisition Co., L.L.C. ("Acquisition Company"),
a Delaware limited liability company and a wholly-owned subsidiary of
Vestar Capital Partners IV, L.P., a Delaware limited partnership
("Vestar"). The Management Reporting Persons and Acquisition Company (collectively, the "Reporting Persons") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Common Stock and are collectively referred to as the "Reporting Group." This Report on Schedule 13D constitutes the original report of the
Reporting Group.

        The principal business activity of the Company and its subsidiaries, including GWR, is the development, manufacture and sale of gear production machinery and related equipment.

        The business address of each of the Management Reporting Persons, other than the GST Exempt Trust, the Non Exempt Trust and Mrs. Gleason, is 1000 University Avenue, P.O. Box 22970, Rochester, New York 14692. The business address of each of the GST Exempt Trust and the Non Exempt Trust is c/o Tracy R. Gleason, 340 Eliseo Drive, Greenbrae, California 94904. The residence of Mrs. Gleason is 24 Milford Road, Rochester, New York 14625.

        Each of the Management Reporting Persons is a United States citizen.

        During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Acquisition Company was formed by Vestar and has no business or operations other than in connection with the transactions (the "Transactions") contemplated by the Merger Agreement (as defined below). The business address of Acquisition Company is c/o Vestar Capital Partners IV, L.P., 245 Park Avenue, 41st Floor, New York, New York 10167. Vestar is the sole managing member of Acquisition Company. Vestar Associates IV, L.P. is the general partner of Vestar, and Vestar Associates Corporation IV is the general partner of Vestar Associates IV, L.P. The Board of Directors of Vestar Associates Corporation IV consists solely of Daniel S. O'Connell, and its officers consist of the following: Daniel S. O'Connell, President and Chief Executive Officer, Prakash A. Melwani, Managing Director and Secretary, Arthur J. Nagle, Managing Director, James P. Kelley, Managing Director, Robert L. Rosner, Managing Director, Norman W. Alpert, Managing Director, Sander M. Levy, Managing Director, Nicholas A. Dovidio, Managing Director, John R. Woodard, Managing Director, James L. Elrod, Jr., Managing Director, David M. Hooper, Vice President, Todd N. Khoury, Vice President,
J. Christopher Henderson, Vice President, Steven M. Silver, Vice President, and Brian Schwartz, Vice President and Chief Financial Officer. The business address of all such individuals is Vestar Associates Corporation IV, 245 Park Avenue, 41st Floor, New York, New York 10167.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On May 27, 1999, the Board of Directors of the Company (the "Board") established a Special Committee (the "Special Committee") of non-management directors composed of John W. Guffey, Jr., William P. Montague and Robert
L. Smialek to consider any potential proposals by the Company's senior executives to acquire the Company.

        On November 29, 1999, the Reporting Group was formed and Mr. Gleason and Acquisition Company, on behalf of the Reporting Group, delivered a letter to the Special Committee and its advisors proposing a transaction (the "Proposal") in which the Company's public stockholders would receive $21.50 per share of Common Stock in cash. The proposal letter was accompanied by a draft merger agreement, a commitment letter, dated
November 29, 1999 (as subsequently revised, the "Commitment Letter"), executed by Bankers Trust Company ("BTCo"), letter agreements (the "Letter Agreements") from the Management Reporting Persons agreeing, among other things, to support the Transactions and, subject to certain limited exceptions, to roll-over their shares of Common Stock following the proposed Transactions, and a unit purchase agreement, dated as of November 29, 1999 (the "Unit Purchase Agreement"), between Vestar and Acquisition Company. The Proposal was conditioned on the Reporting Group reaching an agreement with Gleason Foundation (the "Foundation") with respect to a minimum level of participation in the Transactions by the Foundation.

        During the period from November 29, 1999 through December 8, 1999, the Special Committee and the Reporting Group and their respective advisors negotiated the terms of the proposed transaction. On December 8, 1999, the Special Committee and the Board approved, and the Company, Acquisition
Company and Torque Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Acquisition Company ("Merger Subsidiary"), entered into, an Agreement and Plan of Merger (the "Merger Agreement") providing that, upon the terms and subject to the conditions thereof, (i) the Company and Acquisition Company will jointly commence a cash tender offer (the "Offer") to purchase any and all shares of Common Stock at a price of $23.00 per share in cash (the "Offer Price"), and (ii) Merger Subsidiary will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation").

COMMITMENT LETTER

        Pursuant to the Commitment Letter submitted with the Proposal to the Special Committee, but subject to the conditions set forth therein, it is anticipated that the Company and certain of its subsidiaries will obtain a $250 million senior secured credit facility (the "Senior Credit Facility") from a syndicate of banks and other lenders arranged and managed by BTCo, as Administrative Agent (the "Agent"), Sole Lead Arranger and Book Manager. The Senior Credit Facility will be comprised of (i) $180 million of term loans to be divided into two primary tranches in amounts to be determined ("Tranche A Term Loans" and "Tranche B Term Loans," respectively, and, collectively, the "Term Loans"), and (ii) $70 million of revolving credit facilities (collectively, the "Revolving Credit Facility"). The Tranche A Term Loans will be divided into three subtranches and the Tranche B Term Loans will be divided into two subtranches, so that certain borrowings may be incurred by the Borrowers using foreign currencies and/or banks. The principal borrowers under the Senior Credit Facility will be the following subsidiaries of the Company: GWR, Gleason Germany Holdings GmbH ("GGH") and Gleason Works Holdings Limited ("GWH", and together with GWR and GGH, the "Borrowers").

        The Term Loans may only be incurred upon the consummation of the Offer, may only be used to directly or indirectly finance the Transactions and the costs, fees and expenses associated therewith of approximately $12.5 million, and will have a maturity of six years in the case of Tranche A Term Loans and eight years in the case of Tranche B Term Loans. It is anticipated that the equivalent of approximately $90 million of Terms Loans will be made in Euros or Deutsche Marks, and up to the equivalent of approximately $25 million will be made in Sterling Pounds. To the extent repaid, Term Loans may not be reborrowed.

        The Revolving Credit Facility will have a term of six years and may be used for working capital and other general corporate purposes of the Company and its subsidiaries, except that no more than $12.5 million plus the amount of available cash on hand may be borrowed upon the consummation of the Offer. Of the $70 million total amount of credit extensions permitted to be outstanding at any time under the Revolving Credit
Facility, up to $40 million may be in the form of loans ("Revolving Credit Loans") and up to $35 million may be in the form of letters of credit and/or bank guarantees. The Revolving Credit Facility will also contain a subfacility for swingline loans to be provided by BTCo. The full amount of the Revolving Credit Facility will be available in U.S. Dollars, Euros, Deutsche Marks and/or Sterling Pounds.

        Interest Rates and Fees. In general, loans under the Senior Credit Facility will bear interest at a fluctuating rate per annum equal to the sum of (a) the applicable LIBOR rate (the applicable EURIBOR rate in the case of loans denominated in foreign currencies) or, at the Company's election in the case of U.S. Dollar denominated loans, BTCo's base rate, plus (b) a margin (i) in the case of Tranche A Term Loans and Revolving Credit Loans, ranging from 2.00% to 3.25% (1% to 2.25% in the case of base rate loans), depending on the ratio (the "Leverage Ratio") from time to time of the Company's consolidated total indebtedness (defined to exclude letters of credit and bank guaranties, unless drawn upon) to consolidated EBITDA for the trailing four quarters, and (ii) in the case of Tranche B Term Loans, equal to 3.50%. The initial margin for Tranche A Term Loans and Revolving Credit Loans will be 3.00% (2.00% in the case of any such loans that are base rate loans).

        In addition, the Company and the Borrowers have agreed to pay certain fees in connection with the Senior Credit Facility including, without limitation, (i) arrangement fees, (ii) agency fees and (iii) commitment fees. The commitment fees will accrue on the unutilized total commitments under the Revolving Credit Facility at a per annum rate ranging from 0.50% and 0.375% depending on the Leverage Ratio and will initially be 0.50%.

        Voluntary Prepayments. Voluntary prepayments may be made at any time, without premium or penalty, subject to requirements as to prior notice and minimum amounts and certain other conditions. Voluntary prepayments on Term Loans will be applied proportionately among all tranches of Term Loans.

        Scheduled Amortization. A portion of the Term Loans will be subject to quarterly amortization requirements in accordance with a schedule to be agreed upon. It is anticipated that the amortization of the Tranche B Term Loans will be nominal during the first six years.

        Mandatory Prepayments. Subject to exceptions to be agreed upon, mandatory repayments of the Term Loans (and after all Term Loans have been repaid in full, mandatory reductions to the commitments under the Revolving Credit Facility) will be required to be made with (i) 100% of the net proceeds from non-ordinary course asset sales and property insurance and condemnation proceeds (subject to reinvestment provisions to be agreed upon and an annual basket to be agreed upon), (ii) 100% of the net proceeds from issuances of debt not permitted under the terms of the Senior Credit Facility as in effect upon the consummation of the Offer, (iii) 50% of the net proceeds from equity issuances or capital contributions to the Company (other than any such proceeds received in connection with the exercise of employee options or warrants and, subject to a cap to be agreed upon, any such proceeds received from the private sale or issuance of equity that are used to make permitted capital expenditures or acquisitions), and (iv) 50% of annual excess cash flow (to be increased to 75% of annual excess cash flow if the Leverage Ratio is greater than 3.75x1.00).

        Conditions Precedent to Closing. The availability of the Senior Credit Facility will be subject to the satisfaction or waiver by the majority lenders of conditions precedent typical for this type of facility, including, without limitation, the following: (i) the Agent shall have completed its environmental due diligence and such due diligence shall not have disclosed any materially adverse environmental conditions; (ii) all of the conditions precedent to the consummation of the Transactions (other than the Merger) shall have been satisfied in all material respects and all documentation, terms and structure for the Transactions shall be reasonably satisfactory to the Agent; (iii) subject to certain exceptions, all existing debt for borrowed money of the Company and its subsidiaries shall have been repaid in full and all liens securing such debt shall have been released in satisfaction of the Agent; (iv) Acquisition Company shall have received at least $53.3 million of new cash equity, and Acquisition Company and/or the Company shall have received additional equity of at least $17.1 million in the form of cash or the rollover (or commitment to rollover) by certain existing stockholders of equity positions; (v) all necessary governmental and material third party approvals in connection with the Senior Credit Facility and the Transactions (other than the Merger) shall have been obtained and remain in effect; (vi) nothing shall have occurred since November 29, 1999 (and the Agent shall have become aware of no facts or conditions not previously known) which the Agent or the majority lenders reasonably determine could reasonably be expected to have a material adverse effect on their rights or remedies, the ability of the Company and its subsidiaries to perform their obligations under the Senior Credit
Facility or on the Company and its subsidiaries taken as a whole; (vii) no litigation shall be pending or threatened with respect to the Transactions or Senior Bank Financing or that would have a material adverse effect;
(viii) the corporate and capital structure (and all material agreements related thereto) of the Company and its subsidiaries shall be reasonably satisfactory to the Agent and the majority lenders; and (ix) there shall not have occurred and be continuing a material disruption of or material adverse change in financial, banking, capital or currency markets, or in the syndication market for credit facilities similar in nature to the Senior Credit Facility, that would have a material adverse effect on the syndication of the Senior Credit Facility, in each case as reasonably determined by BTCo in its sole discretion.

        Guaranty. All obligations under the Senior Credit Facility will be unconditionally guaranteed by the Company, GWR and each of the Company's other domestic subsidiaries (including GWR, GGH, GWH and any other foreign subsidiary which has "checked the box" for U.S. tax purposes)
(collectively, the "Guarantors").

        Security. The obligations of the Borrowers and the Guarantors in respect of the Senior Credit Facility will be secured by a first priority perfected security interest (subject to permitted liens) in (i) all outstanding equity interests of each Guarantor and 65% of the stock of each direct foreign subsidiary of the Company or any Guarantor and (ii) all other tangible and intangible assets of the Company and each Guarantor, except for leasehold interests and other exceptions customary for transactions of this type.

        Financial Covenants. The Senior Credit Facility will contain the following financial covenants which will be tested on a quarterly basis:
(i) a maximum Leverage Ratio test; and (ii) minimum interest coverage ratio test (to be defined as the ratio of consolidated interest expense to consolidated EBITDA, in each case for the trailing four quarters).

        Other Covenants. The Senior Credit Facility will contain covenants typical for such types of facilities, including, without limitation, (i) restrictions on capitalized lease obligations and other indebtedness, (ii) restrictions on mergers, acquisitions, joint ventures, partnerships and acquisitions and dispositions of assets, (iii) restrictions on sale-leaseback transactions, (iv) restrictions on dividends, stock repurchases and material amendments of organizational, corporate and other documents, (v) restrictions on transactions with affiliates and formation of subsidiaries, (vi) restrictions on investments, (vii) maintenance of existence and properties, (viii) restrictions on liens and other encumbrances, (ix) maintenance of adequate insurance coverage, (x) ERISA covenants, (xi) obtaining of interest rate protection, (xii) restrictions on capital expenditures, (xiii) financial reporting requirements, (xiv) compliance with laws, and (xv) in the case of the Company, "special purpose corporation" type covenants.

        Events of Default. The Senior Credit Facility will contain events of default typical for these types of facilities (subject in each case to mutually agreeable grace periods and materiality thresholds), including, without limitation, (i) non-payment of amounts under the Senior Credit Facility, (ii) material misrepresentations, (iii) covenant defaults, (iv) cross-defaults to other indebtedness, (v) judgment defaults, (vi) bankruptcy and (vii) a change of control of the Company.

UNIT PURCHASE AGREEMENT

        In order to enable Acquisition Company to purchase shares of Common Stock pursuant to the Offer, Vestar has agreed to make a capital contribution of $53,316,887 to Acquisition Company for 1,000 units of Acquisition Company upon the consummation of the Offer if (i) Vestar determines, in its sole discretion, that the conditions to the Offer as set forth in Annex A to the Merger Agreement are satisfied, (ii) the Company enters into definitive financing arrangements with respect to the financing for the purchase of such portion of shares of Common Stock which the Company is agreeing to pay for and purchase pursuant to the Offer and for the payment of the Merger Consideration (as defined below) pursuant to the Merger, on terms satisfactory to Vestar in its sole discretion, and (iii) Acquisition Company has the legally enforceable contractual right to designate at least one director to the Board. The Unit Purchase Agreement also provides that to the extent the Foundation receives Merger Consideration for more than 450,346 shares of Common Stock (such shares of Common Stock in excess of 450,346 shares, the "Excess Shares"), Vestar will make a capital contribution to Acquisition Company at the effective time of the Merger (the "Effective Time") in an aggregate amount equal to such Merger Consideration in respect of all such Excess Shares in order to enable Acquisition Company to purchase shares of Series A Preferred (as defined below) and Warrants (as defined below) pursuant to the Merger Agreement.

        The Unit Purchase Agreement will terminate if (i) the Merger Agreement has not been executed within 30 days after the date thereof, (ii) the Offer will expire without Acquisition Company or the Company accepting for payment or purchasing any shares of Common Stock pursuant to the Offer or
(iii) the Merger Agreement is terminated in accordance with its terms.

        The descriptions contained herein of the Proposal, the Merger Agreement, the Commitment Letter and the Unit Purchase Agreement are qualified in their entirety by reference to the complete text thereof, copies of which are filed as Exhibits 1, 2, 3 and 4 hereto, respectively, and incorporated herein by reference.

     The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

        The purpose of the formation of the Reporting Group is to recapitalize the Company in a two-step transaction through the Offer and the Merger. The Reporting Persons intend to consummate the Offer and the Merger and acquire all of the outstanding shares of Common Stock not owned by the Reporting Persons and the Foundation (to the extent it participates in the Transactions) at the earliest practicable date. The Reporting Persons and the Foundation have agreed not to tender any of their Shares pursuant to the Offer. The Merger Agreement provides that each issued and outstanding share of Common Stock (other than shares held by the Company as treasury stock which will be cancelled, and shares held by stockholders who have exercised their statutory right under the laws of the state of Delaware to have such shares appraised and be paid the fair value thereof) will be treated in the Merger as follows:

                           (a) except as otherwise provided in clauses (b),
         (c) and (d) below, each share of Common Stock outstanding at the Effective Time will be converted into the right to receive the Offer Price, without interest thereon (the "Merger
         Consideration");

                           (b) each share of Common Stock held by the stockholders of the Company who have entered into a stockholders' agreement (the "Stockholders' Agreement") with the Company as of the Effective Time (the "Stockholders") (other than Acquisition Company, the Foundation and Mr. Gleason) and 138,455 shares of Company Common Stock held by Mr. Gleason, will be converted into the right to retain one fully paid and nonassessable share (a "Retained Share") of common stock, par value $1.00 per share, of the Surviving Corporation;

                           (c) the shares of Common Stock purchased in the Offer and held by Acquisition Company will be treated as follows:
         (i) 484,334 shares each will be converted into the right to receive one Retained Share; and (ii) 1,833,792 shares each will be converted into the right to receive the following consideration (collectively, the "Series A Preferred/Warrant Consideration"):
         (A) one share of the Surviving Corporation's 13.17% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred") and (B) one warrant to acquire shares of common stock of the Surviving Corporation (the "Warrants"); and

                           (d) the shares of Common Stock held by the Foundation will be treated as follows: (i) 202,000 shares each will be converted into the right to receive one Retained Share,
         (ii) 60,000 shares each will be converted into the right to receive the Series A Preferred/Warrant Consideration, and (iii) 935,346 shares (the "Remaining Shares") each will be, at the Foundation's election, which election shall be made in accordance with the procedures and time periods as set forth in the Foundation Agreement (as defined herein), treated in one of the following ways: (A) each Remaining Share will be converted into the right to receive the Merger Consideration, or (B) as shall be specified by the Foundation, up to 485,000 of the Remaining Shares each will be converted into the right to receive the Series A Preferred/Warrant Consideration and the rest of the Remaining Shares each will be converted into the right to receive the Merger Consideration. In the event that the Foundation does not make its election in accordance with the Foundation Agreement, the Foundation will be deemed to have elected to receive the Merger Consideration with respect to each of its Remaining Shares.

        Each outstanding option to purchase Common Stock (other than those owned by certain option holders), whether or not then exercisable or vested (a "Company Option"), will be cancelled at the Effective Time, and the holder thereof will be paid an amount in cash equal to the difference between $23.00 and the exercise price of such option.

        The Offer and the Merger are subject to various conditions, including
(i) the Company's receipt of financing for the purchase of such portion of the Shares which the Company is agreeing to pay for and purchase pursuant to the Offer and for the payment of the Merger Consideration pursuant to the Merger, (ii) the obtaining of the affirmative vote of two-thirds of the outstanding shares of Common Stock, and (iii) the expiration of all waiting periods and the obtaining of all approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the absence of any applicable foreign antitrust law, regulation or rule and the absence of any temporary restraining order, injunction or other order issued by any governmental authority or other legal restraint or prohibition preventing the consummation of the Merger. The conditions to the Offer are set forth in Annex A to the Merger Agreement.

        As a result of the Merger, (i) the certificate of incorporation and by-laws of the Company would each be amended and restated in its entirety to read as set forth on Annexes B and C, respectively, to the Merger Agreement and would be the certificate of incorporation and by-laws, respectively, of the Surviving Corporation, (ii) the Common Stock would cease to be authorized to be quoted on any national securities exchange,
(iii) the Common Stock would be removed from registration under the Exchange Act, (iv) the directors of the Surviving Corporation would consist of Mr. Gleason, Mr. Burns, Mr. Perrotti, Sander M. Levy and Arthur J. Nagle, and (v) the officers of the Company would become the officers of the Surviving Corporation.

        The description contained herein of the Merger Agreement is qualified in its entirety by reference to the complete text thereof, a copy of which is filed as Exhibit 2 hereto and incorporated herein by reference.

        The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        The Company has represented in the Merger Agreement that as of November 30, 1999, there were outstanding 9,589,195 shares of Common Stock. As of the date hereof, the Reporting Persons beneficially own an aggregate of 732,688.6 shares of Common Stock, or approximately 7.3% of the Common Stock then outstanding.

        By virtue of their status as a "group" for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by the other members. However, the filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities held by any other member of the Reporting Group.

JAMES S. GLEASON

                           (e) Mr. Gleason beneficially owns 403,942 shares of Common Stock (including 286,800 shares issuable upon the exercise of presently exercisable options), constituting approximately 4.1% of the Common Stock outstanding as of November 30, 1999.

                           (f) Mr. Gleason has sole voting power and sole investment power with respect to all of the shares of Common
         Stock referred to in paragraph (a) above.

                           (g) No transactions in the Common Stock were effected by Mr. Gleason in the past 60 days.

                           (h) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

                           (i)      Not applicable.

JANIS F. GLEASON

                           (a) Mrs. Gleason beneficially owns 19,190 shares of Common Stock, constituting approximately 0.2% of the Common Stock outstanding as of November 30, 1999.

                           (b) Mrs. Gleason has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

                           (c) No transactions in the Common Stock were effected by Mrs. Gleason in the past 60 days.

                           (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

                           (e)      Not applicable.

DAVID J. BURNS

                           (a) Mr. Burns beneficially owns 99,038 shares of Common Stock (including 78,772 shares issuable upon the exercise of presently exercisable options), constituting approximately 1.0% of the Common Stock outstanding as of November 30, 1999.

                           (b) Mr. Burns has sole voting power and sole investment power with respect to all of the shares of Common
         Stock referred to in paragraph (a) above.

                           (c) On November 19, 1999, Mr. Burns purchased pursuant to the Company's Dividend Reinvestment Plan 68.9 shares of Common Stock at $18.32737 per share. Chase Brokerage Services acted as broker for the purchase of such shares on the open market.

                           (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

                           (e)      Not applicable.

JOHN J. PERROTTI

                           (a) Mr. Perrotti beneficially owns 73,407.6 shares of Common Stock (including 60,000 shares issuable upon the exercise of presently exercisable options), constituting approximately 0.8% of the Common Stock outstanding as of November 30, 1999.

                           (b) Mr. Perrotti may be deemed to have sole voting and dispositive power with respect to 74,678.1 shares of Common Stock which includes (i) 1,270.6 shares beneficially owned by Mr. Perrotti's two minor children, as to which Mr. Perrotti is custodian under the New York Uniform Gift to Minors Act and (ii) 60,000 shares issued upon the exercise of presently exercisable options.

                           (c) On November 19, 1999, Mr. Perrotti purchased pursuant to the Company's Dividend Reinvestment Plan (i) 45.6 shares of Common Stock at $18.32737 per share, (ii) 2.2 shares of Common Stock at $18.32737 per share as custodian for his daughter, Christine J. Perrotti, under the New York Uniform Gift to Minors Act, and (iii) 2.2 shares of Common Stock at $18.32737 per share as custodian for his son, Jason Perrotti, under the New York Uniform Gift to Minors Act. Chase Brokerage Services acted as broker for the purchase of such shares on the open market.

                           (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

                           (e)      Not applicable.

EDWARD J. PELTA

                           (a) Mr. Pelta beneficially owns 17,722 shares of Common Stock (including 12,500 shares issuable upon the exercise of presently exercisable options), constituting approximately 0.2% of the Common Stock outstanding as of November 30, 1999.

                           (b) Mr. Pelta has sole voting power and sole investment power with respect to all of the shares of Common
         Stock referred to in paragraph (a) above.

                           (c) No transactions in the Common Stock were effected by Mr. Pelta in the past 60 days.

                           (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

                           (e)      Not applicable.

JOHN W. PYSNACK

                           (a) Mr. Pysnack beneficially owns 22,637 shares of Common Stock (including 18,000 shares issuable upon the exercise of presently exercisable options), constituting approximately 0.2% of the Common Stock outstanding as of November 30, 1999.

                           (b) Mr. Pysnack has sole voting power and sole investment power with respect to all of the shares of Common
         Stock referred to in paragraph (a) above.

                           (c) No transactions in the Common Stock were effected by Mr. Pysnack in the past 60 days.

                           (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

                           (e)      Not applicable.

GARY J. KIMMET

                           (a) Mr. Kimmet beneficially owns 31,696 shares of Common Stock (including 16,250 shares issuable upon the exercise of presently exercisable options), constituting approximately 0.3% of the Common Stock outstanding as of November 30, 1999.

                           (b)      Mr. Kimmet has sole voting power and sole

         investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

                           (c) No transactions in the Common Stock were effected by Mr. Kimmet in the past 60 days.

                           (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

                           (e)      Not applicable.

THE GST EXEMPT TRUST

                           (a) The GST Exempt Trust beneficially owns
         22,756 shares of Common Stock, constituting approximately 0.2% of the Common Stock outstanding as of November 30, 1999. Tracy R. Gleason, the trustee of the GST Exempt Trust, also beneficially owns 57,850 shares of Common Stock, as to which shares the GST Exempt Trust disclaims beneficial ownership.

                           (b) The GST Exempt Trust has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

                           (c) No transactions in the Common Stock were effected by the GST Exempt Trust in the past 60 days.

                           (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

                           (e)      Not applicable.

THE NON EXEMPT TRUST

                           (a) The Non Exempt Trust beneficially owns
         42,300 shares of Common Stock, constituting approximately 0.4% of the Common Stock outstanding as of November 30, 1999. Tracy R. Gleason, the trustee of the Non Exempt Trust, also beneficially owns 57,850 shares of Common Stock, as to which shares the Non Exempt Trust disclaims financial ownership.

                           (b) The Non Exempt Trust has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

                           (c) On November 17, 1999, the Non Exempt Trust sold 654 shares of Common Stock at $17.1875 per share on the New York Stock Exchange.

                           (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

                           (e)      Not applicable.

ACQUISITION COMPANY

                           (a) Acquisition Company does not beneficially own any shares of Common Stock. See Item 4 above.

                           (b)      Not applicable.

                           (c)      Not applicable.

                           (d)      Not applicable.

                           (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Reporting Persons entered into a Stockholders' Agreement on November 29, 1999, a form of which is filed as an exhibit to this Schedule 13D. The Stockholders' Agreement will become effective upon the consummation of the Merger. Pursuant to the Stockholders' Agreement, among other things, (i) certain transfer restrictions were imposed upon, and disposition rights (e.g., "tag- along rights" and rights of first refusal) were granted with respect to, the Common Stock and, in the case of Acquisition Company, the Series A Preferred to be owned by such Reporting Persons following the consummation of the Merger, (ii) the Reporting Persons agreed to take all action necessary to cause the Board to be initially comprised of five directors upon consummation of the Merger, consisting of three directors designated by the voting trust (the "Voting Trust") to be established pursuant to a voting trust agreement (the "Voting Trust Agreement") and two directors designated by Acquisition Company, and to cause the number of directors to be increased to seven directors at such time as the Voting Trust and Acquisition Company each designate one independent director to the Board, (iii) the Reporting Persons agreed that the continuing right to designate a director to the Board will be conditioned upon certain Common Stock and, in the case of Acquisition Company, Series A Preferred, ownership percentages and, in the case of the Management Reporting Persons, the nonoccurrence of certain events, (iv) a special approval by the Board and/or stockholders will be required for certain transactions following the consummation of the Merger, and (v) certain preemptive and customary registration rights were granted to the Reporting Persons.

        On November 29, 1999, each of the Management Reporting Persons entered into a Letter Agreement with Acquisition Company pursuant to which such Management Reporting Person agreed (a) not to tender any of the shares of Common Stock owned by such Management Reporting Person, or any shares of Common Stock ("Option Shares") issuable upon the exercise of Company
Options owned by such Management Reporting Person, pursuant to the Offer,
(b) to vote all shares of Common Stock held by it prior to the record date for voting on the Merger in favor of the Merger and the approval and adoption of the Merger Agreement, (c) that pursuant to the terms of the Merger Agreement, except as set forth below, (i) all shares of Common Stock owned by such Management Reporting Person prior to the Effective Time will each be converted in the Merger into the right to receive one Retained
Share and (ii) except if and to the extent exercised prior to the Effective Time, each outstanding Company Option owned by such Management Reporting Person will, as of the Effective Time, continue to represent an option to acquire the number of shares of common stock of the Surviving Corporation at the same exercise price per share, subject to extension by the Board, and (d) not to sell or transfer or exercise any Company Options.

        Notwithstanding the foregoing, the Letter Agreement executed by Mr. Gleason provides that (i) a total of 41,387 shares of Common Stock owned by Mr. Gleason (a portion of which will be transferred to the Company in connection with the payment of the exercise price of 62,700 Company Options to be exercised by Mr. Gleason on or prior to the Effective Time) and 108,100 Option Shares owned by Mr. Gleason will not be converted in the Merger into the right to receive Retained Shares and (ii) Mr. Gleason will exercise 108,100 Company Options and will simultaneously transfer the shares issued upon such exercise at the Effective Time and will receive the difference between the aggregate Merger Consideration for such issued shares and the aggregate exercise price for such Company Options.

        In the Letter Agreements, each of the Management Reporting Persons, other than Mrs. Gleason, the GST Exempt Trust and the Non Exempt Trust, has also agreed (i) to enter into such Management Reporting Person's severance agreement (the "Severance Agreement") concurrently with the execution and delivery of the Merger Agreement, (ii) to the terms and provisions set forth in the term sheet with respect to a new management option plan (the "New Management Option Plan"), (iii) to enter into the Voting Trust Agreement prior to or concurrently with the Effective Time, and (iv) to the terms and provisions set forth in the term sheet with respect to a management subscription agreement (the "Management Subscription Agreement") and to enter into a definitive agreement with the Company prior to or concurrently with the Effective Time which incorporates in all material respects such terms and provisions.

        Pursuant to the terms of the New Management Option Plan, immediately after the Effective Time, the Board would approve a management stock option plan and authorize the Company to make grants of options (the "Options") to acquire an aggregate amount of shares of Common Stock equal to 20% of the fully diluted number of shares of Common Stock outstanding at the Effective Time to those members of management determined by the Board, including the Management Reporting Persons (other than Mrs. Gleason, the GST Exempt Trust and the Non Exempt Trust) under such plan.

        Pursuant to the Voting Trust Agreement, following the Effective Time, Mr. Gleason, Mr. Burns and Mr. Pelta, as voting trustees, would be entitled in their sole discretion to, among other things, exercise all rights and powers to vote the shares of Common Stock subject to such Voting Trust Agreement and to purchase, sell, own or hold shares in accordance with the Stockholders' Agreement.

        Pursuant to the Management Subscription Agreement, each of the Management Reporting Persons (other than Mrs. Gleason, the GST Exempt Trust and the Non Exempt Trust) would have certain put rights, and the Company would have certain call rights, with respect to shares of Common Stock owned by such Management Reporting Person at the Effective Time or purchased upon exercise of Company Options, in the event that such Management Reporting Person's employment with the Company is terminated as a result of death, retirement, resignation or disability or for cause.

        On November 29, 1999, Acquisition Company, Merger Subsidiary and Mr. Gleason entered into an agreement (the "Gleason Letter") pursuant to which, among other things, Acquisition Company and Merger Subsidiary agreed that, without the prior written consent of Mr. Gleason (or, in the event of Mr. Gleason's death, Mr. Burns), (i) they will not amend, modify or change the amount or form of the Offer Price or the Merger Consideration, (ii) they will not amend, modify, change or waive the Minimum Condition (as defined in the Merger Agreement) to the Offer and (iii) Acquisition Company will not amend the Unit Purchase Agreement. Acquisition Company and Mr. Gleason also agreed that, if necessary to finance the transactions contemplated by the Merger Agreement, Acquisition Company will have the right to purchase additional shares of Common Stock or Series A Preferred and Warrants, up to an aggregate amount of $15 million in connection with the consummation of the Merger at the Offer Price, provided that Acquisition Company will provide each of the Foundation, Mr. Gleason and the other stockholders who are parties to the Stockholders' Agreement the preemptive right to invest a pro rata amount in Common Stock on equitable terms either in cash or, in the case of Mr. Gleason and the Foundation and at their option, through the retention of shares of Common Stock following the consummation of the Merger. In the event of any such purchase of additional shares of Common Stock or Series A Preferred and Warrants by Acquisition Company, the number of options to be issued under the New Management Option Plan will be proportionately and equitably increased.

        On December 8, 1999, the Foundation and Acquisition Company entered into a Foundation Agreement (the "Foundation Agreement"), pursuant to which the Foundation has agreed not to tender pursuant to the Offer any of the shares of Common Stock beneficially owned by the Foundation. The Foundation has also agreed that, during the term of the Foundation Agreement, at any meeting of the Company's stockholders, the Foundation will vote all of its shares (i) in favor of the Merger and the approval and adoption of the Merger Agreement and (ii) against any action or agreement that would impede, interfere with, or prevent the Offer or the Merger. In addition, the Foundation has appointed Acquisition Company and its designees as proxies to vote its shares in accordance with the foregoing. The Foundation has also agreed, subject to certain exceptions, not to transfer its shares or acquire any shares of Common Stock or other securities of the Company without the prior written consent of Acquisition Company.

        Pursuant to the Foundation Agreement, the Foundation has also agreed
(i) to the treatment of its shares of Common Stock pursuant to the terms of the Merger Agreement as set forth above in Item 3, (ii) to enter into the Stockholders' Agreement with the Company, Acquisition Company and the Management Reporting Persons on or prior to the consummation of the Merger and (iii) not to sell or transfer any of its shares or, without the written consent of Acquisition Company, acquire any additional shares of Common Stock.

        Each of the Management Reporting Persons (other than the GST Exempt Trust, the Non Exempt Trust and Mrs. Gleason) have agreed to enter into Severance Agreements (each such Management Reporting Person being referred to in this paragraph as an "Executive"). The Severance Agreements will take effect only upon consummation of the Offer, at which time they will supersede the Executive Agreements currently in effect between the Company and each Executive. Each of the Severance Agreements has an indefinite term and provides generally that, in the event that the Executive's employment with the Company is terminated either (i) by the Company other than for Cause (as defined in the Severance Agreements) or (ii) by the Executive with Good Reason (as defined in the Severance Agreements), the Company will pay to the Executive the severance payments, and will provide to the Executive the severance benefits, as follows: (a) a lump sum cash payment in an amount equal to the sum of the Executive's bonus under the Company's annual incentive plan, prorated to the date of termination, and any unpaid portion of the Executive's base salary as of the date of termination; (b) continued payment of the Executive's base salary for two years following the date of termination; (c) on the first of each month for two years following the date of termination, a cash payment equal to the sum of (i) one twenty-fourth of the lump sum actuarial equivalent of the additional retirement pension to which the Executive would have become entitled under the terms of the Company's defined benefit retirement plans had the Executive accumulated two additional years of age and service credit at his compensation level as of the date of termination, and (ii) the amount the Company would have contributed for such month under the Company's defined contribution plans if the Executive's compensation during such month was one twenty-fourth of the highest annul compensation received in the two years preceding the date of termination and the Executive were to continue, where relevant, to contribute to such plan at the highest rate at which he had contributed during the two years preceding the date of termination; (e) the continuation, for a period of two years following the date of termination of employment, of all health, dental, life insurance, disability and other welfare benefits on substantially the same basis as offered to the Company's executives generally, but at no cost to the Executive. If an Executive's employment is terminated either by the Company other than for Cause or by the Executive with Good Reason within one year following the Effective Time, payments to the Executive will be reduced as necessary to avoid the imposition of an excise tax under Section 4999 of the Internal Revenue Code. Each Severance Agreement prohibits the Executive from competing against the Company for up to two years.

        Upon the consummation of the Merger, the Company and Vestar will enter into a management agreement pursuant to which, among other things, Vestar will render certain advisory and consulting services in relation to the affairs of the Company following the consummation of the Merger, and the Company will pay to Vestar certain fees and expenses in consideration for such services. Pursuant to the Merger Agreement, the Company will pay
Vestar Capital Partners a transaction fee of $1 million following consummation of the Offer.

        The descriptions contained herein of the Stockholders' Agreement, Letter Agreements, New Management Option Plan, Voting Trust Agreement, Management Subscription Agreement, Gleason Letter, Foundation Agreement and Severance Agreement are qualified in their entirety by reference to the complete text of such agreements or the term sheets with respect thereto, copies of which are filed as Exhibits hereto and incorporated herein by reference.

        The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated herein by reference.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

          1. Proposal Letter, dated November 29, 1999, from James S. Gleason and Torque Acquisition Co., L.L.C. to the Special Committee of the Board of Directors of Gleason Corporation.

          2. Agreement and Plan of Merger, dated as of December 8, 1999, by and among Gleason Corporation, Torque Acquisition Co., L.L.C. and Torque Merger Sub, Inc.

          3. Commitment Letter, dated November 29, 1999, by and among Gleason Corporation, Torque Acquisition Co., L.L.C., Gleason Germany Holdings GmbH, Gleason Works Holdings Limited and Bankers Trust Company.

          4. Unit Purchase Agreement, dated as of November 29, 1999, by and between Vestar Capital Partners IV, L.P. and Torque Acquisition Co., L.L.C.

          5. Form of Stockholders' Agreement, dated as of November 29, 1999, among Gleason Corporation and certain of its stockholders.

          6. Letter Agreement, dated as of November 29, 1999, by and among James S. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation.

          7. Letter Agreement, dated as of November 29, 1999, by and among Janis F. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation.

          8. Letter Agreement, dated as of November 29, 1999, by and among David J. Burns, Torque Acquisition Co., L.L.C. and Gleason Corporation.

          9. Letter Agreement, dated as of November 29, 1999, by and among John J. Perrotti, Torque Acquisition Co., L.L.C. and Gleason Corporation.

          10. Letter Agreement, dated as of November 29, 1999, by and among Edward J. Pelta, Torque Acquisition Co., L.L.C. and Gleason Corporation.

          11. Letter Agreement, dated as of November 29, 1999, by and among John W. Pysnack, Torque Acquisition Co., L.L.C. and Gleason Corporation.

          12. Letter Agreement, dated as of November 29, 1999, by and among Gary J. Kimmet, Torque Acquisition Co., L.L.C. and Gleason Corporation.

          13. Letter Agreement, dated as of November 29, 1999, by and among the GST Exempt Trust for the benefit of James S. Gleason under Articles Third (E) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation.

          14. Letter Agreement, dated as of November 29, 1999, by and among the Non Exempt Trust for the benefit of James S. Gleason under Articles Third (F) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation.

          15. Term Sheet for Management Subscription Agreement, dated as of November 29, 1999.

          16.  Terms of New Management Option Plan, dated as of November
               29, 1999.

          17. Form of Voting Trust Agreement, by and among Gleason Corporation, Torque Acquisition Co., L.L.C., certain stockholders of Gleason Corporation and James S. Gleason, David J. Burns and Edward J. Pelta, as voting trustees.

          18. Letter by and among Torque Acquisition Co., L.L.C., Torque Merger Sub, Inc. and James S. Gleason, dated as of November 29, 1999.

          19. Foundation Agreement, dated as of December 8, 1999, by and between Torque Acquisition Co., L.L.C. and the Gleason Foundation.

          20.  Form of Severance Agreement.


                                 SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   December 9, 1999


                          /s/ James S. Gleason
                          -----------------------------------
                          James S. Gleason


                          /s/ Janis F. Gleason
                          -----------------------------------
                          Janis F. Gleason


                          /s/ David J. Burns
                          -----------------------------------
                          David J. Burns


                          /s/ John J. Perrotti
                          -----------------------------------
                          John J. Perrotti


                          /s/ John J. Perrotti
                          -----------------------------------
                          John J. Perrotti,
                          as Custodian for Jason Perrotti under
                          the New York Uniform Gift to Minors Act


                          /s/ John J. Perrotti
                          -----------------------------------
                          John J. Perrotti,
                          as Custodian for Christine J. Perrotti under
                          the New York Uniform Gift to Minors Act


                          /s/ Edward J. Pelta
                          -----------------------------------
                          Edward J. Pelta


                          /s/ John W. Pysnack
                          -----------------------------------
                          John W. Pysnack


                          /s/ Gary J. Kimmet
                          -----------------------------------
                          Gary J. Kimmet

                          The GST Exempt Trust for the benefit of James S. Gleason under Article Third (E) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason


                          /s/ Tracy R. Gleason
                          -----------------------------------
                          Tracy R. Gleason, Successor Trustee


                          The Non Exempt Trust for the benefit of James S. Gleason under Article Third (F) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason


                          /s/ Tracy R. Gleason
                          -----------------------------------
                          Tracy R. Gleason, Successor Trustee


                          TORQUE ACQUISITION CO., L.L.C.


                          By:/s/ Sander M. Levy
                          -----------------------------------
                          Name: Sander M. Levy
                          Title: President



                               EXHIBIT INDEX

1. Proposal Letter, dated November 29, 1999, from James S. Gleason and Torque Acquisition Co., L.L.C. to the Special Committee of the Board of Directors of Gleason Corporation.

2. Agreement and Plan of Merger, dated as of December 8, 1999, by and among Gleason Corporation, Torque Acquisition Co., L.L.C. and Torque Merger Sub, Inc.

3. Commitment Letter, dated November 29, 1999, by and among Gleason Corporation, Torque Acquisition Co., L.L.C., Gleason Germany Holdings GmbH, Gleason Works Holdings Limited and Bankers Trust Company.

4. Unit Purchase Agreement, dated as of November 29, 1999, by and between Vestar Capital Partners IV, L.P. and Torque Acquisition Co., L.L.C.

5. Form of Stockholders' Agreement, dated as of November 29, 1999, among Gleason Corporation and certain of its stockholders.

6. Letter Agreement, dated as of November 29, 1999, by and among James S. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation.

7. Letter Agreement, dated as of November 29, 1999, by and among Janis F. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation.

8. Letter Agreement, dated as of November 29, 1999, by and among David J. Burns, Torque Acquisition Co., L.L.C. and Gleason Corporation.

9. Letter Agreement, dated as of November 29, 1999, by and among John J. Perrotti, Torque Acquisition Co., L.L.C. and Gleason Corporation.

10.  Letter Agreement, dated as of November 29, 1999, by and among Edward
     J. Pelta, Torque Acquisition Co., L.L.C. and Gleason Corporation.

11. Letter Agreement, dated as of November 29, 1999, by and among John W. Pysnack, Torque Acquisition Co., L.L.C. and Gleason Corporation.

12. Letter Agreement, dated as of November 29, 1999, by and among Gary J. Kimmet, Torque Acquisition Co., L.L.C. and Gleason Corporation.

13. Letter Agreement, dated as of November 29, 1999, by and among the GST Exempt Trust for the benefit of James S. Gleason under Articles Third
     (E) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation.

14. Letter Agreement, dated as of November 29, 1999, by and among the Non Exempt Trust for the benefit of James S. Gleason under Articles Third
     (F) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation.

15. Term Sheet for Management Subscription Agreement, dated as of November 29, 1999.

16.  Terms of New Management Option Plan, dated as of November 29, 1999.

17. Form of Voting Trust Agreement, by and among Gleason Corporation, Torque Acquisition Co., L.L.C., certain stockholders of Gleason Corporation and James S. Gleason, David J. Burns and Edward J. Pelta, as voting trustees.

18. Letter by and among Torque Acquisition Co., L.L.C., Torque Merger Sub, Inc. and James S. Gleason, dated as of November 29, 1999.

19. Foundation Agreement, dated as of December 8, 1999, by and between Torque Acquisition Co., L.L.C. and the Gleason Foundation.

20.  Form of Severance Agreement.